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                          December 11, 2020

       Patrick J. Mahaffy
       President and Chief Executive Officer
       Clovis Oncology, Inc.
       5500 Flatiron Parkway, Suite 100
       Boulder, CO 80301

                                                        Re: Clovis Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 4,
2020
                                                            File No. 333-251120

       Dear Mr. Mahaffy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences